SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                     FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
          Section 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number 33-6131

                          1150 LIQUIDATING CORPORATION
       (formerly known as SBM Company and State Bank and Mortgage Company)
             (Exact name of registrant as specified in its charter)

     4400 IDS CENTER, 80 SOUTH EIGHTH STREET, MINNEAPOLIS, MINNESOTA 55402,
                                 (612) 391-4000
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                The following series of face amount certificates:
     Series 17, Series 115, Series 120, Series 215, Series 220, Series 305,
                           Series 315, and Series 503
            (Title of each class of securities covered by this Form)

                                      NONE
   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)   |_|      Rule 12h-3(b)(1)(i)   |X| *See below
         Rule 12g-4(a)(1)(ii)  |_|      Rule 12h-3(b)(1)(ii)  |_|
         Rule 12g-4(a)(2)(i)   |_|      Rule 12h-3(b)(2)(i)   |_|
         Rule 12g-4(a)(2)(ii)  |_|      Rule 12h-3(b)(2)(ii)  |_|
                                        Rule 15d-6            |_|


         Approximate number of holders of record as of the certification or notice date: *See below

         Pursuant to the requirements of the Securities Exchange Act of 1934, 1150 Liquidating Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:    November 10, 1999         BY:  /s/ Charles A. Geer
     -------------------------        ------------------------------------------
                                        Charles A. Geer, Chief Executive Officer

INSTRUCTION: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

* The above securities were registered under the Securities Act of 1933 by SBM Company on various dates prior to January 1, 1991 at which date SBM Company transferred its certificate business, including the obligations relating to the above securities, to SBM Certificate Company, its wholly-owned subsidiary. On June 14, 1995 SBM Company sold substantially all of its assets (including its interest in SBM Certificate Company) to ARM Financial Group, Inc. As a result of that sale, SBM Certificate Company became a subsidiary of ARM Financial Group, Inc. In connection with their approval of the sale of assets to ARM Financial Group, Inc., the shareholders of SBM Company also approved the liquidation and dissolution of SBM Company. On June 14, 1995, SBM Company filed with the Minnesota Secretary of State Articles of Amendment changing its name to 1150 Liquidating Corporation and a Notice of Intent to Dissolve. On November 4, 1999, 1150 Liquidating Corporation filed Articles of Dissolution with the Minnesota Secretary of State and ceased to exist.